Exhibit 99.1

STEALTHGAS INC. REPORTS FIRST QUARTER 2019 FINANCIAL AND

OPERATING RESULTS

- Announces $10 million share buyback program -

ATHENS, GREECE, May 23, 2019. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the first quarter ended March 31, 2019.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Operational utilization of 98.8% in Q1 19’ (93.3% in Q1 18’), an excellent performance as commercial off hire days were as low as 1 day per vessel. This marks our best performance since Q2 2008.

•	Fleet calendar days down 10.6% quarter over quarter to 4,327 days attributed to our recent strategic fleet contraction.

•	About 71% of fleet employment coverage for 2019, with approximately $124 million in future contracted charter revenues.

•	Further addition of two small LPG vessels from StealthGas, to our recently formed JV structure, bringing the total to four vessels.

•	Voyage revenues of $38.4 million in Q1 19’, a decrease of $1.3 million compared to Q1 18’, given 512 (or 10.6%) fewer fleet calendar days.

•	Voyage revenues per fleet calendar day of close to $8,900 in Q1 19’- an 8.3% increase compared to the same period of last year- as a result of improved performance and higher market rates.

•	Daily TCE in Q1 19’ increased by 13% compared to the same period of last year.

•	Adjusted EBITDA of $17.2 million in Q1 19’—a $3.5 million increase compared to Q1 18’.

•	Net Income of $2.0 million in Q1 19’ versus a $5.8 million loss in the same period of last year.

•	Low gearing as debt to assets stands at 40.4% while net debt ratio is as low as 32.9%.

•	Cash on hand of $74.8 million, an increase of $10.3 million compared to year end 2018.

First Quarter 2019 Results:

•

Revenues for the three months ended March 31, 2019 amounted to $38.4 million, a decrease of $1.3 million, or 3.3%, compared to revenues of $39.7 million for the three months ended March 31, 2018, mainly as a result of our fleet contraction as we had 512 less fleet calendar days.

•

Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2019 were $3.8 million and $12.9 million respectively, compared to $5.6 million and $15.4 million respectively, for the three months ended March 31, 2018. The $1.8 million decrease in voyage expenses was mainly attributed to an approximate 44% decrease in our spot days and the minimal ballasting costs incurred during the first quarter of 2019. The 16.2% decrease in vessels’ operating expenses compared to the same period of 2018 was mostly a result of our recent fleet contraction and reduction of our maintenance costs.

•

Drydocking costs for the three months ended March 31, 2019 and 2018 were $0.2 million and $1.5 million, respectively. The costs for the first quarter of 2019 mainly related to the docking survey of one small LPG vessel, while the costs for the same period of last year related to the drydocking of 3 vessels.

•	Depreciation for the three months ended March 31, 2019 was $9.5 million, a $1.0 million decrease from $10.5 million for the same period of last year due to the reduced number of owned vessels.

•

As a result of the above, for the three months ended March 31, 2019, the Company reported a net income of $2.0 million, compared to a net loss of $5.8 million for the three months ended March 31, 2018. The weighted average number of shares for the three months ended March 31, 2019 was 39.9 million. Earnings per share, basic and diluted, for the three months ended March 31, 2019 amounted to $0.05 compared to loss per share of $0.14 for the same period of last year.

•

Adjusted net income was $2.1 million or $0.05 earnings per share for the three months ended March 31, 2019 compared to adjusted net loss of $2.0 million or $0.05 loss per share for the same period of last year.

•	EBITDA for the three months ended March 31, 2019 amounted to $17.1 million. Reconciliations of Adjusted Net (Loss)/Income, EBITDA and Adjusted EBITDA to Net (Loss)/Income are set forth below.

•	An average of 45.4 vessels were owned by the Company during the three months ended March 31, 2019, compared to 51.7 vessels for the same period of 2018.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A two year time charter extension for its 2007 built LPG carrier the Gas Flawless, to an International LPG trader until March 2021.

•	A ten year bareboat charter for its 2014 built LPG carrier the Eco Corsair, to a European shipping company until December 2029.

•	A six months bareboat charter extension for its 2012 built LPG carrier the Gas Esco, to a State owned shipping company, up to December 2019.

•	A six months bareboat charter extension for its 2012 built LPG carrier the Gas Husky, to a State owned shipping company, up to December 2019.

•	A three months charter extension for its 2018 built 22,000 cbm semi-refrigerated carrier the Eco Freeze, to an International LPG trader until July 2019.

•	A six months charter extension for its 2006 built LPG carrier the Gas Inspiration, to an international trader until October 2019.

•	A six months charter extension charter for its 2016 built LPG carrier, the Eco Dominator, to an oil major until November 2019.

With these charters, the Company has contracted revenues of approximately $124 million. Total anticipated voyage days of our fleet is 71% covered for the remainder of 2019 and 29% for 2020.

Share Repurchase Program

The Company’s Board of Directors has approved a program for common share buybacks up to $10,000,000. Shares of common stock may be purchased in the open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time.

Board Chairman Michael Jolliffe Commented

The first quarter of 2019 marked a good start for StealthGas in capturing the benefits of an improving market. Our much-better results were mainly driven by our remarkable operational utilization of 98.8%, our improved performance in the spot market, and of course were leveraged by the higher prevailing period rates that are slowly starting to make a noticeable impact on our revenue levels and profitability. Our balance sheet stands strong with $74.8 million of unrestricted cash and a leverage ratio as low as 40%. Our solid capital structure in combination with our leading market position places us in an advantageous position. The small LPG segment has solid market fundamentals in terms of a low orderbook and ageing fleet—factors that make it very probable that our market will improve further during the quarters ahead, so we will likely be looking at some exciting times to come.

With our stock trading at a large discount to our net asset value, our Board has taken the decision to initiate a share buyback program of up to $10 million. This is a means to support our stock as well as our shareholders for their commitment to StealthGas. We remain optimistic regarding the quarters ahead and hope that our good performance this quarter will be a turning point as to our profitability.

Conference Call details:

On May 23, 2019 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 866 869 2321 (US Toll Free Dial In) or 08003767425 (UK Toll Free Dial In).

Access Code: 1469873

In case of any problems with the above numbers, please dial +1 917 7200 178(US Toll Dial In), +44 (0) 8444933857 (Standard International Dial In).

Access Code: 1469873

A telephonic replay of the conference call will be available until May 30, 2019 by dialing +1 (866) 331-1332 (US Local Dial In), +44 (0) 8445718951 (UK Local Dial In).

Access Code: 1469873

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 48 vessels. The fleet comprises of 44 LPG carriers, including two chartered in LPG vessels and four Joint Venture vessels, with a total capacity of 298,099 cubic meters (cbm),three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Fenia Sakellaris

STEALTHGASINC.

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the quarters ended March 31, 2018 and March 31, 2019.

FLEET DATA	Q1 2018	Q1 2019
Average number of vessels (1)	51.7	45.4
Period end number of owned vessels in fleet	52	42
Total calendar days for fleet (2)	4,839	4,327
Total voyage days for fleet (3)	4,787	4,322
Fleet utilization (4)	98.9%	99.9%
Total charter days for fleet (5)	3,781	3,759
Total spot market days for fleet (6)	1,006	563
Fleet operational utilization (7)	93.3%	98.8%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net (Loss)/Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net (loss)/income represents net (loss)/income before loss on derivatives excluding net swap interest paid, share based compensation, gain on sale of vessels, gain on deconsolidation of subsidiaries and impairment. EBITDA represents net (loss)/income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents EBITDA before share based compensation, loss on derivatives, excluding net swap interest paid, gain on sale of vessels, gain on deconsolidation of subsidiaries and impairment loss. EBITDA, adjusted EBITDA, adjusted net (loss)/income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net (loss)/income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA and Adjusted net (loss)/income, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net (loss)/income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results to investors. We also believe that EBITDA represents useful information for investors regarding a company’s ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)

	Three Months Period Ended March 31st,
	2018	2019
Net (loss)/Income - Adjusted Net (Loss)/Income
Net (loss)/income	(5,773,237)	1,968,866
Plus loss on derivatives	46,755	22,697
Less swap interest (paid)/received	(65,268)	50,852
Less gain on sale of vessel, net	—	(7,473)
Less gain on deconsolidation of subsidiaries	—	(145,000)
Plus impairment loss	3,818,268	—
Plus share based compensation	—	234,247
Adjusted Net (Loss)/Income	(1,973,482)	2,124,189
Net (loss)/income - EBITDA
Net (loss)/income	(5,773,237)	1,968,866
Plus interest and finance costs	5,139,567	5,982,871
Less interest income	(99,396)	(304,433)
Plus depreciation	10,530,359	9,474,186
EBITDA	9,797,293	17,121,490
Net (loss)/income - Adjusted EBITDA
Net (loss)/income	(5,773,237)	1,968,866
Plus loss on derivatives	46,755	22,697
Less gain on sale of vessel, net	—	(7,473)

Less gain on deconsolidation of subsidiaries	—	(145,000)
Plus impairment loss	3,818,268	—
Plus share based compensation	—	234,247
Plus interest and finance costs	5,139,567	5,982,871
Less interest income	(99,396)	(304,433)
Plus depreciation	10,530,359	9,474,186
Adjusted EBITDA	13,662,316	17,225,961
EPS - Adjusted EPS
Net (loss)/income	(5,773,237)	1,968,866
Adjusted net (loss)/income	(1,973,482)	2,124,189
Weighted average number of shares	39,860,563	39,860,563
EPS - Basic and Diluted	(0.14)	0.05
Adjusted EPS-Basic and Diluted	(0.05)	0.05

StealthGas Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	For The Three Months Ended March 31,
	2018	2019
Revenues
Revenues	39,695,482	38,442,818
Expenses
Voyage expenses	5,151,251	3,328,519
Voyage expenses - related party	483,899	476,637
Charter hire expenses	969,147	2,097,549
Vessels’ operating expenses	15,358,413	12,667,370
Vessels’ operating expenses - related party	27,000	249,000
Drydocking costs	1,503,080	185,624
Management fees - related party	1,743,600	1,515,485
General and administrative expenses	572,527	1,122,087
Depreciation	10,530,359	9,474,186
Impairment loss	3,818,268	—
Net gain on sale of vessels	—	(7,473)
Other operating costs	146,667	—

Total expenses	40,304,211	31,108,984

(Loss)/Income from operations	(608,729)	7,333,834

Other (expenses)/income
Interest and finance costs	(5,139,567)	(5,982,871)
Gain on deconsolidation of subsidiaries	—	145,000
Loss on derivatives	(46,755)	(22,697)
Interest income	99,396	304,433
Foreign exchange loss	(77,582)	(16,788)

Other expenses, net	(5,164,508)	(5,572,923)

Income before equity in income of investees	(5,773,237)	1,760,911
Equity gain in unconsolidated joint ventures	—	207,955

Net (Loss)/Income	(5,773,237)	1,968,866

(Loss)/Earnings per share
- Basic & Diluted	(0.14)	0.05

Weighted average number of shares
- Basic & Diluted	39,860,563	39,860,563

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	March 31,
	2018	2019
Assets
Current assets
Cash and cash equivalents	64,498,442	74,797,178
Receivable from related parties	—	926,901
Trade and other receivables	2,888,496	3,316,105
Other current assets	134,301	124,735
Inventories	2,346,723	2,625,994
Advances and prepayments	1,089,539	995,328
Restricted cash	3,002,490	980,416
Assets held for sale	64,906,448	—

Total current assets	138,866,439	83,766,657

Non current assets
Operating lease right-of-use assets	—	1,660,862
Vessels, net	884,748,691	875,277,520
Other receivables	108,930	102,688
Restricted cash	11,930,059	11,863,437
Investments in unconsolidated joint ventures	—	21,011,980
Fair value of derivatives	1,068,369	636,175

Total non current assets	897,856,049	910,552,662

Total assets	1,036,722,488	994,319,319

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	7,930,642	4,137,150
Trade accounts payable	10,349,358	10,982,689
Accrued liabilities	6,879,488	6,561,668
Operating lease liabilities	—	1,595,197
Customer deposits	1,336,000	968,000
Deferred income	5,191,654	3,925,957
Current portion of long-term debt	41,726,837	51,101,691
Current portion of long-term debt associated with vessels held for sale	30,076,356	—

Total current liabilities	103,490,335	79,272,352

Non current liabilities
Fair value of derivatives	465,389	1,247,798
Customer deposits	—	368,000
Operating lease liabilities	—	65,665
Long-term debt	371,514,253	351,050,934
Total non current liabilities	371,979,642	352,732,397

Total liabilities	475,469,977	432,004,749

Commitments and contingencies
Stockholders’ equity
Capital stock	445,496	445,496
Treasury stock	(22,523,528)	(22,523,528)
Additional paid-in capital	501,807,478	502,041,725
Retained earnings	80,849,086	82,817,952
Accumulated other comprehensive income/(loss)	673,979	(467,075)

Total stockholders’ equity	561,252,511	562,314,570

Total liabilities and stockholders’ equity	1,036,722,488	994,319,319

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	For The Three Months Ended March 31,
	2018	2019
Cash flows from operating activities
Net (loss)/income for the period	(5,773,237)	1,968,866
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	10,530,359	9,474,186
Amortization of deferred finance charges	224,171	278,044
Amortization of deferred gain on sale and leaseback of vessels	(48,092)	—
Amortization of operating lease right-of-use assets	—	385,213
Share based compensation	—	234,247
Change in fair value of derivatives	(18,513)	73,549
Equity gain in unconsolidated joint ventures	—	(207,955)
Impairment loss	3,818,268	—
Gain on sale of vessels, net	—	(7,473)
Gain on deconsolidation of subsidiaries	—	(145,000)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(1,442,928)	(421,367)
Other current assets	(57,745)	9,566
Claims receivable	15,951	—

Inventories	(1,029,036)	439,177
Changes in operating lease liabilities	—	(385,213)
Advances and prepayments	(512,513)	94,211
Increase/(decrease) in
Balances with related parties	(3,410,105)	(4,263,783)
Trade accounts payable	2,567,412	633,331
Accrued liabilities	321,392	342,180
Deferred income	923,832	(1,265,697)

Net cash provided by operating activities	6,109,216	7,236,082

Cash flows from investing activities
Proceeds from sale of interests in subsidiaries	—	20,720,975
Vessels’ acquisitions and advances for vessels under construction	(71,879,444)	—
Proceeds from sale of vessels, net	—	8,302,458
Cash paid to unconsolidated joint ventures	—	(456,610)

Net cash (used in)/provided by investing activities	(71,879,444)	28,566,823

Cash flows from financing activities
Deferred finance charges	(444,330)	(152,751)
Customer deposits paid	(1,220,700)	—
Loan repayments	(10,344,081)	(38,690,114)
Proceeds from long-term debt	80,450,000	11,250,000

Net cash provided by/(used in) financing activities	68,440,889	(27,592,865)

Net increase in cash, cash equivalents and restricted cash	2,670,661	8,210,040
Cash, cash equivalents and restricted cash at beginning of year	62,903,192	79,430,991

Cash, cash equivalents and restricted cash at end of period	65,573,853	87,641,031

Cash breakdown
Cash and cash equivalents	52,687,631	74,797,178
Restricted cash, current	3,403,331	980,416
Restricted cash, non-current	9,482,891	11,863,437

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	65,573,853	87,641,031